EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Fifth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twenty-fifth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on June 28, 2023 in Beijing. The directors were notified of the Meeting by way of a written notice dated June 21, 2023. All of the Company’s nine directors attended the Meeting. Bai Tao, chairman of the Board and executive director of the Company, Zhao Peng and Li Mingguang, executive directors of the Company, Wang Junhui and Zhuo Meijuan, non-executive director of the Company, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting in person. Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by way of video conference. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the Capital Planning for 2023 to 2025 of the Company

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on the Investment Profit Distribution Plan for the Separate Universal Account of the Company for the Year of 2023

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on Termination of Agreement for Unified Transaction of Concurrent Business Insurance Agency between the Company and China Guangfa Bank

The transaction constitutes a related party transaction under the rules of National Administration of Financial Regulation (formerly known as China Banking and Insurance Regulatory Commission). Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang, Wang Junhui and Zhuo Meijuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 4 for, 0 against, with no abstention

Commission File Number 001-31914

4.	Proposal on Entering into the Cooperation Agreement on Operating Demand Deposit between the Company and China Guangfa Bank

Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang, Wang Junhui and Zhuo Meijuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 4 for, 0 against, with no abstention

5.	Proposal on Entering into the Agreement on RMB Corporate Agreement Deposit between the Company and China Guangfa Bank

Affiliated directors, including Bai Tao, Zhao Peng, Li Mingguang, Wang Junhui and Zhuo Meijuan, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for detailed information.

Voting result: 4 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

June 28, 2023